July 15, 2020

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:  (202) 551-3295

Re: Braemar Hotels & Resorts Inc.
Form 10-K for the year ended December 31, 2019
Filed March 13, 2020
File No. 001-35972

Ladies and Gentlemen:
Braemar Hotels & Resorts Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 9, 2020 with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2019, filed on March 13, 2020 (the “Annual Report”). The Company is respectfully submitting the responses below to the comments in such comment letter. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses. Capitalized terms used but not defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the year ended December 31, 2019

Non-GAAP Financial Measures, page 101

1.We note from your reconciliation on page 107 that you add back Series B Cumulative Convertible Preferred Stock dividends to arrive at AFFO available to common stockholders and OP unitholders. Please expand your disclosure to discuss why these particular preferred dividends have been included in AFFO and tell us why you believe it is appropriate to include preferred stock dividends in a measure that is only applicable to common stockholders and OP unitholders

Response:

We respectfully acknowledge the Staff's comment. The reason why the Series B Cumulative Convertible Preferred Stock dividends were added back to arrive at AFFO available to common stockholders and OP unitholders is because the AFFO reconciliation included in the Company’s earnings release included the measure of AFFO per share, which assumes the Series B Cumulative Convertible Preferred Stock has been converted to common stock, which would result in the elimination of the dividends. Even though we don't show AFFO per share in our Form 10-K, per Item 10(e) of Regulation S-K, Regulation G and the relevant Compliance & Disclosure Interpretations, we believe it makes sense to be consistent with how we report AFFO in our earnings release so as not to confuse investors.

Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
July 15, 2020

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer
Enclosures

cc:  Via Email
Gregory P. Patti, Jr.
Cadwalader, Wickersham and Taft LLP